As filed with the Securities and Exchange Commission on June 8, 2012

================================================================================

                                                   1933 Act File No. 333-180240
                                                    1940 Act File No. 811-21842


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2

(Check appropriate box or boxes)

[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]  Pre-Effective Amendment No. __
[X]  Post-Effective Amendment No. 1

and

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]  Amendment No. 6

                   First Trust Strategic High Income Fund II
         Exact Name of Registrant as Specified in Declaration of Trust

           120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (630) 765-8000
               Registrant's Telephone Number, including Area Code

                             W. Scott Jardine, Esq.
                          First Trust Portfolios L.P.
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187

 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:

                               Eric F. Fess, Esq.
                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-180240) of First Trust Strategic High Income Fund II (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

                           PART C - OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.    Financial Statements:

      The Registrant's audited financial statements, notes to the financial statements and the report of independent public accounting firm thereon have been incorporated into Part B of the Registration Statement by reference to Registrant's Annual Report for the fiscal year ended October 31, 2011 contained in its Form N-CSR, as described in the statement of additional information.

2.    Exhibits:

a.1   Declaration of Trust dated January 17, 2006.(1)


a.2   Amendment to Declaration of Trust dated October 27, 2008.(6)


b.    By-Laws of Fund, as amended.(4)

c.    None.

d.    Form of Share Certificate.(2)

e.    Terms and Conditions of the Dividend Reinvestment Plan.(2)

f.    None.

g.1 Form of Investment Management Agreement between Registrant and First Trust Advisors L.P.(3)

g.2 Form of Sub-Advisory Agreement between Registrant, First Trust Advisors L.P. and Brookfield Investment Management Inc.(3)


h.1   Form of Sales Agreement.*

h.2   Form of Underwriting Agreement.**

i.    None.

j.    Form of Custodian Services Agreement.(2)

k.1   Form of Transfer Agency Services Agreement.(2)


k.2   Form of Administration and Accounting Services Agreement.(2)


k.3   Committed Facility Agreement.(5)

l.1   Opinion and consent of Chapman and Cutler LLP.*


l.2   Opinion and consent of Bingham McCutchen LLP.*


m.    None.

n.    Consent of Independent Registered Public Accounting Firm.*

o.    None.


p.    Subscription Agreement between Registrant and First Trust Advisors L.P.(2)

q.    None.


r.1   Code of Ethics of Registrant.(2)


r.2   Code of Ethics of First Trust Portfolios L.P.(2)


r.3   Code of Ethics of First Trust Advisors L.P.(2)


r.4   Code of Ethics of Brookfield Investment Management Inc.(5)


s.    Powers of Attorney.(5)

--------------------------------------------------------------------------------

*     Filed herewith.

**    To be filed by amendment.

(1) Filed on January 20, 2006 in Registrant's Registration Statement on Form N-2 (File No. 333-131194) and incorporated herein by reference.

(2) Filed on March 28, 2006 in Registrant's Registration Statement on Form N-2 (File No. 333-131194) and incorporated herein by reference.

(3) Filed on October 19, 2010 in Registrant's Proxy Statement on Schedule 14A (File No. 811-21842) and incorporated herein by reference.

(4) Filed on May 16, 2011 in Registrant's Registration Statement on Form N-14 (File No. 333-174259) and incorporated by reference herein.

(5) Filed on March 20, 2012 in Registrant's Registration Statement on Form N-2 (File No. 333-180240) and incorporated herein by reference.

(6) Filed on May 29, 2012 in Registrant's Registration Statement on Form N-2 (File No. 333-180240) and incorporated herein by reference.

Item 26: Marketing Arrangements

Reference is made to the section entitled "Plan of Distribution" contained in Registrant's Prospectus, filed herewith as Part A of Registrant's Registration Statement and to information contained under the section entitled "Plan of Distribution" in any Prospectus Supplement to the Prospectus.


Item 27:  Other Expenses of Issuance and Distribution
----------------------------------------------------------  -------------------

Securities and Exchange Commission Fees                     $  6,500
----------------------------------------------------------  -------------------
Financial Industry Regulatory Authority, Inc. Fees          $ 10,000
----------------------------------------------------------  -------------------
Printing and Engraving Expenses                             $  5,000
----------------------------------------------------------  -------------------
Legal Fees                                                  $100,000
----------------------------------------------------------  -------------------
Listing Fees                                                N/A
----------------------------------------------------------  -------------------
Accounting Expenses                                         $ 25,000
----------------------------------------------------------  -------------------
Blue Sky Filing Fees and Expenses                           N/A
----------------------------------------------------------  -------------------
Miscellaneous Expenses                                      N/A
----------------------------------------------------------  -------------------
Total                                                       $146,500
----------------------------------------------------------  -------------------


Item 28: Persons Controlled by or under Common Control with Registrant

    Not applicable.


Item 29:  Number of Holders of Securities

    At March 31, 2012
---------------------------------------  ----------------------------------

Title of Class                           Number of Record Holders
---------------------------------------  ----------------------------------
Common Shares, $0.01 par value           9,771
---------------------------------------  ----------------------------------

Item 30: Indemnification

Section 5.3 of the Registrant's Declaration of Trust provides as follows:

      (a) Subject to the exceptions and limitations contained in paragraph (b) below:

              (i) every person who is or has been a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust against all liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which that individual becomes involved as a party or otherwise by virtue of being or having been a Trustee or officer and against amounts paid or incurred by that individual in the settlement thereof; and

             (ii) the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement or compromise, fines, penalties and other liabilities.

      (b) No indemnification shall be provided hereunder to a Covered Person:

              (i) against any liability to the Trust or the Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual's office;

             (ii) with respect to any matter as to which the Covered Person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that that individual's action was in the best interest of the Trust; or

            (iii) in the event of a settlement involving a payment by a Trustee, Trustee Emeritus or officer or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b)(ii) above resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that individual's office by the court or other body approving the settlement or other disposition or by a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that that individual did not engage in such conduct:

                    (A) by vote of a majority of the Disinterested Trustees (as defined below) acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

                    (B) by written opinion of (i) the then-current legal counsel to the Trustees who are not Interested Persons of the Trust or (ii) other legal counsel chosen by a majority of the Disinterested Trustees (or if there are no Disinterested Trustees with respect to the matter in question, by a majority of the Trustees who are not Interested Persons of the Trust) and determined by them in their reasonable judgment to be independent.

      (c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such person. Nothing contained herein shall limit the Trust from entering into other insurance arrangements or affect any rights to indemnification to which Trust personnel, including Covered Persons, may be entitled by contract or otherwise under law.

      (d) Expenses of preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this
Section 5.3 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is ultimately determined that the Covered Person is not entitled to indemnification under this Section 5.3, provided that either:

              (i) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

             (ii) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or legal counsel meeting the requirement in Section 5.3(b)(iii)(B) above in a written opinion, shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

      As used in this Section 5.3, a "Disinterested Trustee" is one (i) who is not an "Interested Person" of the Trust (including anyone who has been exempted from being an "Interested Person" by any rule, regulation or order of the Commission), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or had been pending.

      (e) With respect to any such determination or opinion referred to in clause (b)(iii) above or clause (d)(ii) above, a rebuttable presumption shall be afforded that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office in accordance with pronouncements of the Commission.


Item 31: Business and Other Connections of Investment Advisers

The information in the Statement of Additional Information under the captions "Management of the Fund--Trustees and Officers" and "Sub-Advisor" is hereby incorporated by reference.

Item 32: Location of Accounts and Records.

First Trust Advisors L.P. maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.


Item 33: Management Services

Not applicable.


Item 34: Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.       Not applicable.


3.       Not applicable.


4. The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
        Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

        The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.


5.      The Registrant undertakes that:


a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the Securities Act of 1933 and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the Securities Act of 1933.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Wheaton, and State of Illinois, on the 8th day of June, 2012.

                                       FIRST TRUST STRATEGIC HIGH INCOME FUND II


                                       By: /s/ Mark R. Bradley
                                           -------------------------------------
                                           Mark R. Bradley
                                           President and Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

-----------------------------------------------------------------------------------------------------------------
SIGNATURE                             TITLE                                 DATE
-----------------------------------------------------------------------------------------------------------------

/s/ Mark R. Bradley                   President and Chief Executive         June 8, 2012
------------------------------------  Officer (Principal Executive
    Mark R. Bradley                   Officer)
-----------------------------------------------------------------------------------------------------------------

/s/ James M. Dykas                    Chief Financial Officer, Chief        June 8, 2012
------------------------------------  Accounting Officer and Treasurer
    James M. Dykas                    (Principal Financial and Accounting
                                      Officer)
-----------------------------------------------------------------------------------------------------------------
                                                         )
James A. Bowen(1)                     Chairman of the    )
                                      Board and Trustee  )
---------------------------------------------------------)
                                                         )
Richard E. Erickson(1)                           Trustee )
                                                         )
---------------------------------------------------------)
                                                         )
Thomas R. Kadlec(1)                              Trustee )                  BY: /s/ W. Scott Jardine
                                                         )                      ------------------------------
---------------------------------------------------------)                          W. Scott Jardine
                                                         )                          Attorney-In-Fact
Robert F. Keith(1)                               Trustee )                          June 8, 2012
                                                         )
---------------------------------------------------------)
                                                         )
Niel B. Nielson(1)                               Trustee )
                                                         )
-----------------------------------------------------------------------------------------------------------------

(1) Original powers of attorney authorizing James A. Bowen, W. Scott Jardine, Mark R. Bradley, Kristi A. Maher and Eric F. Fess to execute Registrant's Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Registration Statement is filed, were previously executed and filed on March 20, 2012 as Exhibit S to Registrant's Registration Statement on Form N-2 (File No. 333-180240).

                               INDEX TO EXHIBITS

h.1     Sales Agreement.

l.1     Opinion and consent of Chapman and Cutler LLP.

l.2     Opinion and consent of Bingham McCutchen LLP.

n.      Consent of Independent Registered Public Accounting Firm.